Exhibit 99.1

MingZhu Logistics to Acquire HOLDCO 36 in Transformational Business Combination

SHENZHEN, September 12, 2024 – MingZhu Logistics Holdings Limited (“MingZhu” or the “Company”) (Nasdaq: YGMZ), an elite provider of logistics and transportation services to businesses, today announced the acquisition of HOLDCO 36 in a transformational business combination. The closing of the all-stock acquisition is subject to customary closing conditions, including regulatory approvals.

Mr. Jinlong Yang, Chairman and Chief Executive Officer of MingZhu, commented, “As part of our active M&A process, we have evaluated a series of potential transactions, with regard to long-term potential, valuation, and alignment with building shareholder value. We are excited about the proposed acquisition of HOLDCO 36 because it would immediately transform our business into higher growth, burgeoning market segments with a favorable regulatory environment and underlying demand catalysts. Upon successful deal closure and integration, we would expect to see a meaningful creation of value for all shareholders.”

For assets and projects being injected, parties are with explicit understanding that the projects contributed by HOLDCO 36 and their conditions may change but new projects are always being secured and developed to either be added or be replacing non-active ones. Initial business assets and operations being acquired are expected to include:

●	Green Fuel Smart Trading Platform: A comprehensive global distribution platform for biofuels, natural gas, hydrogen-based fuels, methanol, and related equipment. This platform aims to establish itself as the OPEC of green biofuels, facilitating the trade and distribution of sustainable fuel sources worldwide.

●	EPC+O: Engineering, Procurement, Construction, and Operations for biomass energy, and new energy systems such as wind, solar, storage, hydrogen, and ammonia EPC engineering productions systems. Using the existing ECaaS to provide distributed biomass “carbon-electricity-biomass energy” co-generation solutions. The business provides wind, solar, storage, green hydrogen, and green ammonia and green fuel EPC consulting services to clients in Americas, Asia, Africa and Europe.

●	Power Leasing and Energy: Developed an intelligent financial service platform for sales and lease financing for green and lightweight vessels, maritime equipment and lightweight materials for vessels.

●	Digital Energy Services Segment for the Steel Industry: Innovating a smart virtual power plant for closed-loop virtual scenarios targeting steel mills worldwide, supporting local distributed energy operations and usage. Managing national zero-carbon industrial parks for the steel industry and voluntary carbon reduction, which provides carbon credit, supply chain carbon verification, green certificate trading and verification.

About MingZhu Logistics Holdings Limited (Nasdaq: YGMZ)

Established in 2002 and headquartered in Shenzhen, China, MingZhu Logistics Holdings Limited is a 4A-rated professional trucking service provider. Based on the Company’s regional logistics terminals in Guangdong Province, MingZhu Logistics Holdings offers tailored solutions to our clients to deliver their goods through our network density and broad geographic coverage across the country by a combination of self-owned fleets tractors and trailers and subcontractors’ fleets. For more information, please visit ir.szygmz.com.

Forward-Looking Statements

The statements in this press release regarding the Company’s future expectations, plans and prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements regarding plans, goals, objectives, strategies, future events, expected performance, assumptions and any other statements of fact that have not occurred. Any statements that contain the words “may”, “will”, “want”, “should”, “believe”, “expect”, “anticipate”, “estimate”, “calculate” or similar statements that are not factual in nature are to be considered forward-looking statements. Actual results may differ materially from historical results or from those expressed in these forward-looking statements as a result of a variety of factors. These factors include, but are not limited to, the Company’s strategic objectives, the Company’s future plans, market demand and user acceptance of the Company’s products or services, technological advances, economic trends, the growth of the trucking services market in China, the Company’s reputation and brand, the impact of industry competition and bidding, relevant policies and regulations, fluctuations in China’s macroeconomic conditions, and the risks and assumptions disclosed in the Company’s reports provided to the CSRC (China Security Regulatory Commission). The potential acquisition involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements including but not limited to statements about the potential benefits of the potential acquisition; the anticipated timing of closing of the potential acquisition (including failure to obtain necessary regulatory approvals) and the possibility that the potential acquisition does not close; risks related to the ability to realize the anticipated benefits of the potential acquisition, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the potential acquisition making it more difficult to maintain business and operational relationships; negative effects of announcing the potential acquisition or the consummation of the potential acquisition on the market price of our common stock or operating results; costs associated with the potential acquisition; unknown liabilities; and the risk of litigation and/or regulatory actions related to the potential acquisition. For these and other related reasons, we advise investors not to place any reliance on these forward-looking statements, and we urge investors to review the Company’s relevant SEC filings for additional factors that may affect the Company’s future results of operations. The Company undertakes no obligation to publicly revise these forward-looking statements subsequent to the filing of these documents as a result of changes in particular events or circumstances.

For further information, please contact. MingZhu Logistics Holdings Limited: Jingwei Zhang Email: company@szygmz.com Phone: +86 186-5937-1270	Investor Relations Contact: David Pasquale Global IR Partners Email: YGMZ@globalirpartners.com New York Office Phone: +1-914-337-8801